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                             August 9, 2023

       Son Tam
       Chief Executive Officer
       Epsium Enterprise Ltd
       Alameda Dr. Carlos D   assumpcao
       Edf China Civil Plaza 235-243, 14 Andar P
       Macau, SAR China

                                                        Re: Epsium Enterprise
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 17,
2023
                                                            CIK No. 0001883437

       Dear Son Tam:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 17, 2023

       Cover page

   1. We note your disclosure that although you believe your corporate structure is stable without any
interference from current applicable laws in PRC, Hong Kong, or Macau, you
                                                        "face risks and
uncertainties associated with the complex and evolving PRC laws and regulations and the
economic conditions of the PRC because [y]our business operations rely on the economic
growth of the PRC and the smooth functioning of the PRC
                                                        commercial participants
in [y]our industry." Please revise to disclose that this structure involves unique risks
to investors and acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your
 Son Tam
FirstName  LastNameSon
Epsium Enterprise Ltd Tam
Comapany
August     NameEpsium Enterprise Ltd
       9, 2023
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         operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2.       Please revise your disclosure about the various legal and operational risks and
         uncertainties relating to your operations in Macau to make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to data
         security or anti-monopoly concerns, have or may impact your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Please revise to more clearly disclose how you will refer to the holding company and subsidiaries. In this regard, we note your disclosure on the cover that references
         to "Epsium    or    Epsium BVI    are to EPSIUM ENTERPRISE LIMITED;
and    we   ,    us   ,
            our Company   ,    the Company   , or    our    are to Epsium HK
and its subsidiaries.
         However, on page ii, you state that    we   ,    us   ,    our company
  , or    our    are to EPSIUM
         ENTERPRISE LIMITED, together as a group with its subsidiaries.
4. We note that you have operations located in Hong Kong. Please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:
             Enforceability of civil liabilities in Hong Kong;
             China   s Enterprise Tax Law ("EIT Law");
             Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
             Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight
impacts the company   s
              business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
5. We note your disclosure about how cash is transferred throughout the organization. Please revise to provide examples of the "intra-group transactions," by way of which you state cash is transferred through your organization. Quantify any transfers, dividends, or distributions that have been made to date between the holding company and its subsidiaries, including the three cash transfers between the Company and the operating entity during the fiscal years ended 2022, and 2021. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors
 Son Tam
FirstName  LastNameSon
Epsium Enterprise Ltd Tam
Comapany
August     NameEpsium Enterprise Ltd
       9, 2023
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         sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors.
6. Please revise here to state, as you do on page 5, that there are no specific cash management policies and procedures in place that dictate how funds are transferred through your organization. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
7. We note your disclosure that you will be a "controlled company" and that Mr. Son I Tam, your Chief Executive Officer, Chief Financial Officer, chairman of the Board of Directors, and principal shareholder, and his affiliates own and hold more than 50% of your outstanding Ordinary Shares. Please also disclose Mr. Tam's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Make conforming changes throughout the document and expand your risk factors disclosure on page 36 to acknowledge the risks to shareholders that arise from this control, including the anti-takeover effects of this ownership.
About this Prospectus
Conventions that Apply to this Prospectus, page ii

8. We note that your definition of China or the PRC excludes the special administrative regions of Hong Kong, Macau, and Taiwan and your disclosure that reference to laws and regulations of China or the PRC are only to such laws and regulations of mainland
         China. Please revise here or elsewhere in this prospectus, as applicable, to disclose that the same legal and operational risks associated with operations in China also apply to operations in Hong Kong/Macau.
Prospectus Summary, page 1

9.       We note your diagram of the company   s corporate structure,
identifying the person or
         entity that owns the equity in each depicted entity. Please revise to identify clearly the entity in which investors are purchasing their interest. Describe the relevant contractual agreements, if any, between the entities, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. Disclose the uncertainties regarding the challenges the company may face enforcing any such contractual agreements due to legal uncertainties and jurisdictional
         limits. Identify clearly the entity(ies) in which the company   s
operations are conducted.
 Son Tam
FirstName  LastNameSon
Epsium Enterprise Ltd Tam
Comapany
August     NameEpsium Enterprise Ltd
       9, 2023
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Page 4 9, 2023 Page 4
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Summary of Risk Factors
Risks Related to the PRC and Risks Related to Doing Business in Macau, page 4

10. Please revise to expand your disclosure and discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Cash Flow through Organization, page 5

11. Please revise to expand your disclosure about restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors, including any restrictions on foreign exchange.
Any significant disruption or interruption in the supply chain may adversely affect the Operating
Entity..., page 14

12. Please revise to update your risks characterized as potential if recent supply chain disruptions have impacted your operations. In this regard, we note your disclosure on page
         49 indicating that during 2022, the COVID-19 pandemic impacted supply chains and global financial markets and that governments have imposed laws that impacted the
         Operating Entity   s operations, financial condition and demand for
its products, but also
         impacted the Operating Entity   s overall ability to react quickly
enough to mitigate the
         impact of these laws and regulations. In addition, expand your disclosure to explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Risk Factors, page 14

13. We note your risk factors on page 19 regarding your reliance on three major suppliers.
         You state that "[b]ecause of this, [you] may not be able to find replacements or immediately transition to alternative suppliers in the event [you] need to do so;" and that
         "[i]f [you] lose one or more of the suppliers, [y]our operation may be disrupted, and the results of operations may be adversely and materially impacted;" and "[i]f [you] are unable to source products or services at favorable prices, [y]our net revenues and gross profit margins may be materially and adversely affected." However, you also state that "due to the abundance of competitive suppliers, [you] would be able to find a suitable replacement in a timely manner if [you] were to lose any of [y]our existing suppliers." Please revise these disclosures to resolve the apparent inconsistency and to clarify the extent to which you are substantially dependent on any contract associated with
 Son Tam
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Epsium Enterprise Ltd Tam
Comapany
August     NameEpsium Enterprise Ltd
       9, 2023
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         your operations. If you are so dependent, please file any such agreements as exhibits.
         Refer to Item 601(b)(10) of Regulation S-K.
14. We note your disclosure on page 3 that "[f]or the fiscal years 2020, 2021, and 2022, sales to [y]our major customers accounted for 45.2%, 47.9%, and 48.8% of our total revenues, respectively." To the extent you are materially dependent on these clients, please describe the material terms of these agreements and file them as exhibits or tell us why you are not required to do so. Refer to Part 1, Item 4 of Form F-1 and Part 1,
Item 4.B.6 of Form 20-F.
         Also, provide risk factor disclosure on your dependence on a limited number of customers, if applicable. Refer to Item 3 of Form F-1.
Uncertainties with respect to the PRC legal system could materially and adversely affect us..., page 26

15. Please revise your discussion about the PRC government's significant oversight and discretion over the conduct of your business to describe any material impact that such intervention or control has or may have on the value of your securities. We remind
         you that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) means    the possession,
         direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Recent greater oversight by the Cyberspace Administration of China..., page 28

16. You state that "[t]here remains uncertainty as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the
         PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft." This uncertainty seems to conflict with your statement without qualification that neither you "nor the operating entity is subject to cybersecurity review by the CAC." Please revise or advise. Make conforming changes on the cover page where you provide similar disclosure.
Enforceability of Civil Liabilities, page 41

17. Please revise to clarify the location of your directors, officers or members of senior management. Identify the individuals located in the PRC/Hong Kong. Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 52

18. To the extent material to an understanding of your liquidity, please discuss here your related party loans and, if applicable, address the potential risks and consequences of such loans on your liquidity. In this regard, we note disclosure on page 93 about various cash advancements to, and loans from, Mr. Tam that were conducted without contracts and
 Son Tam
Epsium Enterprise Ltd
August 9, 2023
Page 6
         have been interest-free with no repayment terms. We also note the general prohibition on loans to executives under Section 13(k) of the Securities Exchange Act of 1934.
Epsium Enterprise Limited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

19. Your disclosure on page 69 of the "Business" section of the filing indicates that you import and sell a broad range of premium beverages, primarily alcoholic beverages and in
         2022 a small quantity of tea and fruit juice. You also indicate that the alcoholic beverages you sell include Chinese liquor, French Cognac, Scottish Whiskey, fine wine, Champagne and other miscellaneous beverage alcohol. Please revise the notes to your financial statements to disclose revenues associated with each of your principal products or group of similar products for each period presented in your financial statements or explain why you do not believe this is required. Refer to the guidance in ASC 280-10-50-40.
13. Subsequent Events, page F-17

20. Please revise the notes to your audited financial statements to disclose the nature and significant terms of the related party transactions with Mr. Tam, your Chief Executive officer and Chief Financial Officer during 2023 as described on page 93 under the heading
         "Related Party Transactions". Refer to the disclosure requirements of ASC 850-10-50 and 855-10-50.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact James Giugliano at 202-551-3319 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSon Tam                                      Sincerely,
Comapany NameEpsium Enterprise Ltd
                                                               Division of
Corporation Finance
August 9, 2023 Page 6                                          Office of Trade
& Services
FirstName LastName